
July 8, 2010

Mr. J. Michael Kirksey
Executive Vice President and Chief Financial Officer
Endeavour International Corporation
1001 Fannin Street, Suite 1600
Houston, Texas 77002

      Re: **Endeavour International Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 16, 2010
              Schedule 14A
              Filed April 20, 2010
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              Filed May 7, 2010
              Response Letter Dated June 18, 2010
              File No. 001-32212

Dear Mr. Kirksey:

      We have reviewed your response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note your response to our comments and your commitment to make the revisions to your disclosure. Please amend your Form 10-K to include the proposed revisions.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Results of Operations, page 40</u>

2.   We read your response to prior comment 7, in which you stated that the table on page 42 presents final product sold by geographic area for the periods presented. However, it appears that the information you are referring to is the "sales volume" information by product sold. The requirements of Item 1204(a) of Regulation S-K specify that you present "production" information by final product sold, of oil, gas and other products. We further note that, in footnote 1 to your tabular presentation, you advise your readers, "Actual production may differ based on the timing of tanker liftings." Accordingly, please expand your disclosure to also present production information by final product sold.

<u>Liquidity and Financial Resources, page 52</u>

3.   We read your response to prior comment 8, and noted your definition of probable reserves. We further noted your proposed revised disclosure, which highlights that reserve determinations may be different for your lenders' covenant calculations. However, your proposed disclosure does not more fully explain to your readers what "probable" reserves are, and why you exclude them from your disclosed and reported "proved" reserves, but include them in your financial covenant calculations. Accordingly, we reissue prior comment 8.

<u>Critical Accounting Policies and Estimates, page 55</u>

<u>Dismantlement, Restoration and Environmental Costs, page 59</u>

4.   We read your response to prior comment 9, and noted your proposed disclosure revision to address the existence and amount of your asset retirement obligation. However, we are unable to concur with your response that your existing critical accounting policy disclosure, which appears to be more of a significant accounting policy disclosure, addresses all material estimates and assumptions you applied in establishing your asset retirement obligation. Accordingly, we reissue this portion of prior comment 9.

<u>Statement of Cash Flows, page 66</u>

5.   We note your response to prior comment number 11. Please clarify whether you had any cash balances held in foreign currencies as of December 31, 2009 and/or 2008. If so, explain how your reporting complies with FASB ASC Topic 830-230-45-1, which requires you to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of

the change in cash and cash equivalents during the period.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, at (202) 551-3265, Michael Karney, at (202) 551-3847, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director